Computershare

82-2800

RECEIVED

2005 MAY 25 P 2:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05008420

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 11, 2005

SUPPL

United States Security &
Exchange Commission
Office of the International Corporate
Stop 3-9
450-5th Avenue N.W.
Washington, D.C. 20549 U.S.A.

Dear Sirs:

RE: DOREL INDUSTRIES INC.

The following material has been sent by prepaid mail on April 22 and 25, 2005 to each shareholder of the Corporation:

ENCLOSURE(S):

1. 2004 Annual Report including Audited Annual Financial Statements as at December 30, 2004 and 2003 — (English or French)
2. Notice of Annual and Special General Meeting of Shareholders combined with Management Proxy Circular — (English or French)
3. Form of Proxy including a request to receive Interim Financial Statements and request not to receive Annual Reports (to registered shareholders) — (English or French)
4. Voting Instruction Form including a request to receive Interim Financial Statements and Annual Reports (to non-objecting beneficial shareholders) — (English or French)
5. Proxy Return Envelope - Prepaid — (Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Laura Mastrogiuseppe

LM/li

PROCESSED

MAY 31 2005

THOMSON
FINANCIAL